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                                 April __, 1999

U.S. Aggregates, Inc.
400 South El Camino Real
Suite 500
San Mateo, California 94402

      Re:   Waiver under Note Agreement

Ladies and Gentlemen:

      Please refer to the Amended and Restated Note and Warrant Purchase Agreement dated as of June 5, 1998 (the "Note Agreement") by and between U.S. Aggregates, Inc. (the "Company") and The Prudential Insurance Company of America ("Prudential"). Capitalized terms used but not otherwise defined herein have the meanings assigned thereto in the Note Agreement.

      The Company intends to borrow $7,500,000 for working capital and other general corporate purposes and $8,201,313.82 to repay borrowings under that certain $9,000,000 Unsecured Note dated March 12, 1998 of the Company payable to Harris Trust and Savings Bank ("Harris") under a demand note (the "Demand Note") from Harris and that the Company may borrow additional amounts under the Demand Note to fund the payment of accrued interest thereon. Golder, Thoma, Cressey, Rauner Fund IV, L.P. ("GTCR") will unconditionally agree (its "Note Funding Agreement") for the benefit of Harris, Prudential and the Banks (as defined in the Bank Credit Agreement) to contribute, upon request from Harris, to the capital of the Company an amount sufficient to pay in full all principal of, and accrued interest on, the Demand Note when Harris demands the same or when the Demand Note otherwise matures, which capital contribution shall be applied to pay such principal and interest on the Demand Note. Copies of the Demand Note, the Note Funding Agreement and related documentation are attached hereto as Exhibit A.

      Pursuant to the Company's request and provided that no Event of Default or Default shall exist under the Note Agreement at the time the transaction contemplated by the Demand Note is consummated (other than as waived hereby), Prudential hereby waives any Event of Default caused by the Interest Payment Transactions or the Note Repayment Transaction (each as defined in the Note Funding Agreement) (provided, that the waivers in this sentence shall cease to be effective if the Note Funding Agreement ever ceases to be in full force and effect). Prudential further agrees that principal and accrued interest on the Demand Note shall be disregarded for purposes of calculating compliance with the financial tests set forth in Section 8 of the Note Agreement. The Company agrees that it shall be an Event of Default in the event that the Demand Note is ever paid otherwise than with the proceeds of a capital contribution from GTCR pursuant to the Note Funding Agreement.

      The foregoing waiver is limited strictly to its terms and shall not apply to non-compliance with any other term of the Note Agreement.
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      This waiver letter may be executed in any number of counterparts and by the parties hereto on separate counterparts, and each such counterpart shall be deemed to be an original but all such counterparts shall together constitute one and the same waiver letter.

      This waiver letter shall be governed by the internal laws of the State of New York.

                                                Very truly yours,

                                                U.S. AGGREGATES, INC.

                                                By: /s/ Michael Stone
                                                    ----------------------------
                                                Its:
                                                     ---------------------------


                                                THE PRUDENTIAL INSURANCE COMPANY
                                                OF AMERICA

                                                By: /s/ Robert P. Derrick
                                                    ----------------------------
                                                Its: Vice President
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